news release

ArcelorMittal launches offer to acquire minority shareholding in ArcelorMittal Ostrava a.s.

Luxembourg, 11 June 2010 (16:00 CET) - The shareholders of ArcelorMittal Ostrava a.s. today agreed at an Extraordinary General Meeting in Ostrava that ArcelorMittal would acquire the 3.57% of the company's shares that it does not already own.

The price per share of 4,000 CZK offered by ArcelorMittal is based on an independent expert valuation of ArcelorMittal Ostrava a.s. conducted by PriceWaterhouseCoopers Ceska republika and was agreed to be fair by theBoard of Directors of ArcelorMittal Ostrava a.s. The total consideration for the minority share will be 1,769,648,000 CZK (approximately 82 million USD) and will be paid to the relevant shareholders later this year.

In January 2010, ArcelorMittal increased its stake in ArcelorMittal Ostrava a.s. to 96.43% thereby enabling it to exercise its right to acquire all outstanding shares in ArcelorMittal Ostrava a.s., as provided under the Czech Commercial Code.